                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             TAVA TECHNOLOGIES, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                    872169107
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                                 (CUSIP Number)

                                  Eric Cumming
                     Real Software Acquisition Sub #1, Inc.
               818 Roeder Road, Suite 600, Silver Spring, MD 20910
                                 (301) 608-0611
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Real Software Acquisition Sub #1, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
     N/A
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     00
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)                                                                 / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado
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NUMBER OF           7    SOLE VOTING POWER
SHARES                   -0-
BENEFICIALLY      --------------------------------------------------------------
OWNED               8    SHARED VOTING POWER
BY                       1,591,240
EACH              --------------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON                   -0-
WITH:             --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,591,240
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                        *See Instructions Before Filling out!

                                Page 2 of 5 Pages

ITEM 1.   SECURITY AND ISSUER:

     This statement relates to the Common Stock, par value $.0001 per share ("Common Stock"), of TAVA Technologies, Inc., a Colorado corporation ("Issuer"), whose principal executive offices are located at 7887 E. Belleview Avenue, Suite 820, Englewood, Colorado 80111.

ITEM 2.   IDENTITY AND BACKGROUND:

     This statement is being filed by Real Software Acquisition Sub #1, Inc., a Colorado corporation ("Merger Sub"). The address of the principal business office of Merger Sub is 818 Roeder Road, Suite 600, Silver Spring, Maryland 20910. Merger Sub is wholly owned by Real Software Holdings North America, Inc., a Delaware corporation ("Real Holdings"), with its principal business office at 818 Roeder Road, Suite 600, Silver Spring, Maryland 20910. Real Holdings is wholly owned by Real Software NV, a Belgium corporation ("Real"), with its principal business office at Kontichsesteenweg 38, Aartselaar, B-2630, Belgium. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Merger Sub, Real Holdings and Real.

     Neither Merger Sub, Real Holdings or Real, nor, to Merger Sub's knowledge, any person listed on Schedule I hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS:

     The securities were not acquired through purchase and no funds were used for their acquisition. Beneficial ownership was obtained through Management Voting and Exchange Agreements, each dated as of April 20, 1999 (the "Management Voting and Exchange Agreements"), between Merger Sub and each of John Jenkins, Douglas H. Kelsall, Larry B. Hagewood and Kevin Fallon (the "Executives").

ITEM 4.   PURPOSE OF TRANSACTION:

     On April 20, 1999, TAVA, Real, Real Holdings and Merger Sub entered into an Agreement and Plan of Reorganization (the "Merger Agreement") whereby, within three business days after the satisfaction or waiver of certain conditions precedent, (i) Merger Sub will be merged with and into TAVA, (ii) each outstanding share of TAVA Common Stock (other than certain shares held by Kevin Fallon) will be converted into the right to receive $8.00 and (iii) TAVA will become a subsidiary of Real Holdings. If the merger is consummated, TAVA's Board of Directors will be replaced by a Board of Directors appointed by Real Holdings.

                                Page 3 of 5 Pages

     As a condition to entering into Merger Agreement, Real, Real Holdings and Merger Sub required certain executive officers of TAVA to enter into Management Voting and Exchange Agreements with Merger Sub. The Management Voting and Exchange Agreements provided, among other things, that at any meeting of TAVA stockholders held prior to termination of the Merger Agreement the Executives will vote or cause to be voted all shares of Common Stock beneficially owned by them in accordance with the recommendation of the Board of Directors of TAVA. In addition, pursuant to the Management Voting and Exchange Agreements, each Executive grants to Merger Sub an irrevocable proxy coupled with an interest to vote such shares in accordance with the recommendation of the Board of Directors of TAVA prior to termination of the Merger Agreement.

     Executives hold certain options to acquire shares of Common Stock which are exerciseable within 60 days from the date hereof and which are subject to the Management Voting and Exchange Agreements. However, Merger Sub expressly disclaims beneficial ownership of the shares subject to such options, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, because the Management Voting and Exchange Agreements expressly prohibit exercise of such options and, therefore, such options are not able to be voted pursuant to the Management Voting and Exchange Agreements.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:

     Merger Sub has a shared power to vote or to direct the vote of 1,591,240 shares of TAVA Common Stock, which represents approximately 6.8% of the outstanding shares of TAVA Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Real, Real Holdings, Merger Sub and TAVA are parties to the Merger Agreement. Merger Sub and each of the Executives are party to a Management Voting and Exchange Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 2:     Agreement and Plan of Reorganization; and
     Exhibit 99:    Form of Management Voting and Exchange Agreement.

                                Page 4 of 5 Pages

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 24, 1999                     REAL ACQUISITION SUB #1, INC.


                                   By: /s/ Eric Cumming
                                       ---------------------------------------
                                       Name: Eric Cumming
                                       Title:   President




















                                Page 5 of 5 Pages

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                            REAL MERGER SUB #1, INC.

------------------------------    -----------     -------------------------------
NAME AND BUSINESS ADDRESS         CITIZENSHIP     POSITION AND OCCUPATION

Eric Cumming                      U.S.            President of The INC Group, Inc.
President and Director
818 Roeder Road
Suite 600
Silver Spring, Maryland 20910

David Holroyd                     U.S.            Secretary of Real Acquisition Sub #1, Inc.
Secretary and Director
P.O. Box 1330
Sherborn, Massachussetts 01770

Rudy Hageman                      Belgium         President of Real Software NV.
Director
Kontichsesteenweg 38
Aartselaar, B-2630
Belgium

Rick Weiss                        U.S.            Vice President of The INC Group, Inc.
Director
The INC Group, Inc.
201 Commonwealth Court
Suite 190
Cary, North Carolina  27511


                        DIRECTORS AND EXECUTIVE OFFICERS
                   REAL SOFTWARE HOLDINGS NORTH AMERICA, INC.


------------------------------    -----------     -------------------------------
NAME AND BUSINESS ADDRESS         CITIZENSHIP     POSITION AND OCCUPATION

Eric Cumming                      U.S.            President of The INC. Group, Inc.
President and Director
818 Roeder Road
Suite 600
Silver Spring, Maryland 20910

David Holroyd                     U.S.            Secretary of Real Acquisition Sub #1, Inc.
Secretary and Director
P.O. Box 1330
Sherborn, Massachussetts 01770

Rudy Hageman

                                      I-1

Director                          Belgium         President of Real Software NV.
Kontichsesteenweg 38
Aartselaar, B-2630
Belgium


                        DIRECTORS AND EXECUTIVE OFFICERS
                                REAL SOFTWARE NV


------------------------------    -----------     -------------------------------
NAME AND BUSINESS ADDRESS         CITIZENSHIP     POSITION AND OCCUPATION

Rudy Hageman                      Belgium         President of Real Software NV.
President and Chairman of the
Board
Kontichsesteenweg 38
Aartselaar, B-2630
Belgium

Alex Van der Velde                Belgium         Manager of N.V. Supply Chain Software
Kruisveldweg 134
Lier, 2500
Belgium

Mark Vanderheyden                 Belgium         Technical Management, Research and
Schriekbos 69                                     Development of Real Software NV
Zoersel 2980
Belgium

Leo Meuris                        Belgium         Chairman of N.V. Xenia
Permansheidestraat 58
Heist O/D berg 2220
Belgium

Jan Poppe                         Belgium         Chairman of N.V. Sycron
Siemenslaan 12
Oostkamp 8020
Belgium

Paul Van der Spiegel              Belgium         General Manager of N.V. Telenet Operaties
Liersesteenweg 4
Mechelen 2800
Belgium

Johan Mussche                     Belgium         Chairman and Executive Director of N.V.
Kwartrechtsteenweg 160                            Spector Photo Group
Wetteren 9230
Belgium

Frank Swaelen                     Belgium         Voorzitter van de Senaat

                                      I-2

------------------------------    -----------     -------------------------------
NAME AND BUSINESS ADDRESS         CITIZENSHIP     POSITION AND OCCUPATION

Leliestraat 82
Hove 2540
Belgium

Luc Luwel                         Belgium         Kamer van Koophandel Antwerpe
Markgravestraat 12
Atwerpen 2000
Belgium

Marc Cockaerts                    Belgium         Honorary chairman of KBC Bank
Patrijzenlaan 24
Kampenhout 1910
Belgium















                                      I-3